Exhibit 99.(h)(ii)

FIRST AMENDMENT TO

FIRSTHAND FUNDS

SECOND AMENDED AND RESTATED ADMINISTRATION AGREEMENT

WHEREAS, Firsthand Funds, a Delaware statutory trust (the “Trust”) and Firsthand Capital Management, Inc. (the “Adviser”), each having its principal place of business at 125 South Market, Suite 1200, San Jose, California 95113, have entered into the Second Amended and Restated Administration Agreement as of November 10, 2001 (the “Agreement”);

WHEREAS, the parties agree to further amend the Agreement as follows:

NOW, THEREFORE, effective as of August 11, 2007, the Trust and the Adviser agree to amend the Agreement as follows:

1.                                       Section 3 of the Agreement shall be removed in its entirety and the following section 3 shall be substituted therefore:

“3.           Expenses of the Fund. The Administrator assumes and shall pay for maintaining its staff and personnel, and shall at its own expense provide the equipment, office space and facilities necessary to perform its obligations under this Agreement. In addition, the Administrator assumes and shall pay all other expenses of each Fund (excluding independent trustees’ compensation, brokerage and commission expenses, short sale expenses, fees payable under Rule 12b-1 plans, if any, and shareholder servicing plans, if any, litigation costs and any extraordinary and non-recurring expenses). Such other expenses include, without limitation: insurance, taxes, expenses for legal and auditing services, costs of printing proxies, stock certificates and prospectuses, the insurance required by Section 17(g) of the Act, charges of a custodian for safekeeping of the Fund’s securities, Securities and Exchange Commission fees, expense of registering the shares of the Fund under Federal and state securities laws, expenses (but not compensation) of trustees who are not interested persons of the Fund, accounting and pricing costs (including daily calculation of net asset value) and interest.”

2.                                       Section 7 of the Agreement shall be removed in its entirety and the following section 7 shall be substituted therefore:

“7.           Renewal. The term of this Agreement shall commence on the date hereof and shall continue with respect to a Fund in effect until the date ending one year from the date hereof (except for any series of Firsthand Funds, which will have an initial two year term) and is renewable thereafter for successive one year periods if such continuance is approved at least annually by (i) the Trust’s Board of Trustees, or by a vote of the holders of a majority of the outstanding voting securities of such Fund, and (ii) a majority of the trustees who are not parties to the Agreement or “interested persons” (as defined in the Act) of any such party cast in person at a meeting called for the purpose of voting on such approval.

3.                                       Schedule A of the Agreement is hereby amended to read as follows:

SCHEDULE A

Amended List of Funds

Technology Value Fund

Technology Leaders Fund

Technology Innovators Fund

The eCommerce Fund

Global Technology Fund

Alternative Energy Fund

4.                                       Except as amended hereof, the Agreement shall remain in full force and effect.

Executed this 11th day of August, 2007.

FIRSTHAND FUNDS

By:
Kevin Landis, Trustee

FIRSTHAND CAPITAL MANAGEMENT, INC.

By:
Kevin Landis, President